CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$50,000,000	$5,805.00

(1)                                  Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated March 16, 2011 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$50,000,000

 CAPPED FLOORED FLOATING RATE NOTES DUE MARCH 28, 2014

Principal Amount:	US$50,000,000	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Reoffer	Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	March 28, 2011
Original Trade Date:	March 16, 2011	Maturity Date:	March 28, 2014
CUSIP:	06738KFC0	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06738KFC09
Interest Rate Type:		Day Count Convention:
☒ Regular Floating Rate ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:
☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate	☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR ☒ LIBOR Designated LIBOR Page: Reuters: LIBOR01	☐ Prime Rate ☐ Treasury Rate ☐ Other (see description in this free writing prospectus)
Index Maturity:	3 Months
Interest Rate:	For each Interest Period, the interest rate per annum will be equal to Reference Rate plus Spread, subject to the applicable Minimum Interest Rate and applicable Maximum Interest Rate.
Spread:	1.00%
Maximum Interest Rate:	For each Interest Period commencing June 28, 2011, the per annum Interest Rate for the immediately preceding Interest Period plus 0.20%
Minimum Interest Rate:	For each Interest Period commencing June 28, 2011, the per annum Interest Rate for the immediately preceding Interest Period
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Payment Dates:

☐ Monthly,                                                               ☒ Quarterly,                                                                     ☐ Semi-Annually,                                                                                   ☐ Annually,

payable in arrears on 28th day of March, June,  September and December commencing on June 28, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For each Interest Period, the first day of such Interest Period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $2.00 per $1,000 principal amount, or 0.20%, resulting in aggregate proceeds to Barclays Bank PLC of $49,900,000.  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes  is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Interest Rate.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                  Maximum Interest Rate—The Interest Rate on the Notes for any Interest commencing on or after June 28, 2011 will be limited to the specified Maximum Interest Rate.  As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the applicable Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the applicable Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes.  In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o    the time to maturity of the Notes;

o    interest and yield rates in the market generally;

o    a variety of economic, financial, political, regulatory or judicial events; and

o    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the effective per annum Interest Notes payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  For further information concerning the Interest Determination Dates for the various Reference Rates, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by adding the Spread and the Reference Rate, while, with respect to Interest Periods after the initial Interest Period, taking into account the applicable Minimum Interest Rate and the applicable Maximum Interest Rate for that Interest Period.

For each Interest Period, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by adding the Reference Rate and the Spread.  For each Interest Period Commencing on or after June 28, 2011, once the Calculation Agent has determined the sum of the Reference Rate and the Spread, the Calculation will then assess the sum relative to the applicable Minimum Interest Rate and the applicable Maximum Interest Rate.   For each such Interest Period, the Minimum Interest Rate will be the per  annum interest rate for the immediately preceding Interest Period, and the Maximum Interest Rate will be the per annum Interest Rate for the immediately preceding Interest Period plus 0.20%.

For each Interest Period commencing on or after June 28, 2011, if the sum of the Reference Rate and the Spread is greater than the applicable Maximum Interest Rate, the Interest Rate for that Interest Period will be the applicable Maximum Interest Rate.  If the sum of the Reference Rate and the Spread is less than the applicable Minimum Interest Rate, the Interest Rate for that Interest Period will be the applicable Minimum Interest Rate.

The following examples illustrate how the Interest Rate for a particular Interest Period where a Maximum and a Minimum Interest Rate apply would be calculated:

Example 1:                               The per annum Interest Rate equals the Reference Rate plus the Spread

Based on a hypothetical per annum Interest Rate for the preceding Interest Period of 3.90%, resulting in a hypothetical Minimum Interest Rate of 3.90% and a hypothetical Maximum Interest Rate of 4.10%, a Reference Rate equal to 3.00% and the Spread of 1.00%, the Interest Rate would be 4.00% (the Reference Rate plus the Spread).

Example 2:                               The per annum Interest Rate equals the Minimum Interest Rate

Based on a hypothetical per annum Interest Rate for the preceding Interest Period of 4.00%, resulting in a hypothetical Minimum Interest Rate of 4.00% and a hypothetical Maximum Interest Rate of 4.20%, and a hypothetical Reference Rate equal to 2.50%, the Interest Rate (without taking the hypothetical Minimum Interest Rate into account) would equal 3.50% (the Reference Rate plus the Spread).  However, because of the hypothetical Minimum Interest Rate of 4.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the hypothetical Minimum Interest Rate of 4.00%.

Example 3:  The per annum Interest Rate equals the Maximum Interest Rate

Based on a hypothetical per annum Interest Rate for the preceding Interest Period of 4.80, resulting in a hypothetical Maximum Interest Rate equal to 5.00% and a hypothetical Minimum Interest Rate of 4.80%, and a hypothetical Reference Rate equal to 5.50%, the Interest Rate (without taking the hypothetical Maximum Interest Rate into account) would equal 6.50% (the Reference Rate plus the Spread).  However, because of the hypothetical Maximum Interest Rate of 5.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the hypothetical Maximum Interest Rate of 5.00%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder).  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series will be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$50,000,000

BARCLAYS BANK PLC

CAPPED FLOORED FLOATING RATE NOTES DUE MARCH 28, 2014

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)

______________